May 13, 2005


Mail Stop 0306


E. J. Elliott, Chairman and Chief Executive Officer
Gencor Industries Inc.
5201 North Orange Blossom Trail
Orlando, Florida 32810

Via U S Mail and FAX [(407) 299-8241]


Re:	Gencor Industries Inc.
	Form 10-K for the fiscal year ended September 30, 2004
	Form 10-Q for the fiscal quarter ended December 31, 2004
	File No. 1-11703


Dear Mr. Elliott:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Mr. E. J. Elliott
Gencor Industries Inc.
May 13, 2005
Page 2


Form 10-K for fiscal 9/30/04

Management`s Discussion and Analysis

Results of Operations - Page 9

1. Please make reasonably detailed disclosure about the factors responsible for the $9 million increase in domestic sales in 2004. In general, MD&A should identify, quantify and describe factors responsible for material changes in financial statement items.

2. We see that you "consolidated a portion of the UK operation in the
US operation to better control costs and margins." As set forth in
SAB Topic 5-P, MD&A should present detailed disclosure about the nature, the extent, the timing and the anticipated affects of restructuring actions. Refer to the disclosure requirements of SAB
Topic 5-P and appropriately expand. Similarly, the notes to financial statements should include any disclosure required by FAS 146.


Liquidity and Capital Resources - Page 10

3. We see that the discussion is highly summarized and does not address cash flows. Please expand to address the primary drivers of and other material factors necessary to an understanding of your cash flows. Please refer to Release No. 33-8350 - Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations and appropriately expand.


Contractual Obligations - Page 11

4. The credit facility matures in 2006. Accordingly, the amount for long-term debt should appear under the maturity category that includes that year. For purposes of this disclosure it is not appropriate to assume that the debt is renewed or that the maturity is extended before such event actually occurs, if ever. Please revise.





Mr. E. J. Elliott
Gencor Industries Inc.
May 13, 2005
Page 3

Critical Accounting Polices, Estimates and Assumptions - Page 11

5. Critical accounting policy disclosure should provide insight about
complex judgments, estimates and uncertainties that underlie your key
accounting policies.  That information should generally expand upon
and not merely repeat your basic accounting policies.   Your
disclosures do not appear to achieve the objectives of the disclosure since it they are essentially factual statements of the basic policies copied from financial statement Note 1. Please revise to make disclosure about complex estimates, judgments and uncertainties associated with critical accounting policies, including disclosure about the susceptibility of those estimates and judgments to change.
Refer to FR-60 and Exchange Act release 34-48960 for further guidance.

6. We see the significance of assets associated with discontinued businesses. We also see that those assets have been held for sale for several years. Tell us why estimation of the carrying amounts of those assets is not a critical accounting estimate.


Financial Statements

Report of Independent Registered Public Accounting Firm - Page 14

7. The audit report refers to the reports of other auditors. When an auditor has relied on reports of other auditors, those reports must be presented as required by Rule 2-05 of Regulation S-X. In an amendment, please present these reports in the filing immediately after the report from your auditor.


Consolidated Balance Sheets - Page 15

8. We see foreign properties held for sale, that you discontinued foreign operations in Brazil and that you apparently shuttered some operations in the United Kingdom. You attribute the accumulated other comprehensive loss to currency translation adjustments. Tell us which businesses are responsible for the accumulated translation losses. Also tell us how the accumulated foreign currency translation adjustment has been considered in determining gains and losses on disposal and in assessing the recoverability of assets held for disposal. Show us that you have properly applied the requirements of FAS 52 in accounting for accumulated translation adjustments associated with discontinued businesses and disposed businesses.


Mr. E. J. Elliott
Gencor Industries Inc.
May 13, 2005
Page 4

Notes to the Financial Statements

Note 1, Nature of Operations and Significant Accounting Policies -
Page 20

--Property and Equipment - Page 20

9. With respect to the UK property and equipment from discontinued operations, expand to make disclosure about the plan for and status of disposition, and disclose how fair value was determined. It appears that assets associated with this operation have been held for disposal for at least three years. Accordingly, MD&A and the notes to financial statements should provide robust disclosure about why the carrying amount is recoverable.

10. We see that you also own a 300,000 square foot facility held for
sale in Brazil.   Please make footnote about that facility,
including
the carrying amount. Also make disclosure about the plan for and status of the disposition. If the property has been held for sale for more than one year, make disclosure about the delay. That is, what is responsible for the extended period for disposal?

11. As a related matter, in a supplemental response, tell us why the properties have not been disposed, tell us how you valued the properties and explain why the carrying amounts are recoverable. It appears that the properties have been held for disposal for at least three years. Demonstrate that there is no unrecorded impairment.


--Investment in Unconsolidated Investees - Page 21

12. Clarify in expanded disclosure why you have "no basis" in the Carbontronics investment.

13. Please make more detailed disclosure about the underlying operations of the Carbontronics entities, including more detail about the structure, ownership and management of these entities. The disclosure should be more detailed and specific than that presented under Item 1 "Business."

14. You state that earnings from the Carbontronics entities are "dependent on tax credits (adjusted for operating losses at the fuel plants)." In expanded disclosure, please further clarify what that means. What is the nature of these tax credits and how are they generated and realized? How are these credits and your earnings therefrom "adjusted for operating losses" of the plants? We also see that your income from these entities is


Mr. E. J. Elliott
Gencor Industries Inc.
May 13, 2005
Page 5

recorded when received. Clarify why that practice conforms to GAAP.
While we see the uncertainty arising from the IRS matter, clarify why these credits are not recorded as earned.

15. As part of the Carbontronics arrangement, we see that you hold a
25% interest in the general partner. As an investor in the general partner, tell us why you should not accrue operating losses under the equity method. Tell us why you do not have exposure for losses in excess of basis for that investment. The response should fully explain why your application of the equity method is appropriate.

16. We see the significance of the equity in earnings from Carbontronics in 2003 and 2002. Accordingly, you should expand to provide summary financial data for these entities. Refer to Rule
4-
08(g) to Regulation S-X.

17. As a related matter, based on the amount of income from
investees
in 2003 and 2002 it appears that audited financial statements for the
Carbontronics investment are required under Rule 3-09 to
Regulation
S-X. Either provide these financial statements or show us that you have previously provided them. Based on the significance measurements, those financial statements should be audited for 2003 and 2002. Since the income from that investment for 2004 appears below the Rule 3-09 thresholds, financial statements for that year may be unaudited.

18. In a supplemental response, show us that you should not consolidate the Carbontronics investment under the requirements of FIN 46. The response should fully demonstrate your consideration of
FIN 46 in support of your accounting.


-- Revenues - Page 21

19. In a supplemental response, tell us when you apply percentage of completion accounting. Show us that those instances are appropriate under the scope of SOP 81-1. Please also make more specific disclosure about when you apply that method.

20. Please expand to clarify how product revenue recognized "as
....
shipped" meets the criteria for revenue recognition in Topic 13 of the Staff Accounting Bulletins. That expanded disclosure should explain how you apply the requirements of the SAB. Unless not applicable, expanded disclosure should also address post-shipment obligations



Mr. E. J. Elliott
Gencor Industries Inc.
May 13, 2005
Page 6


(installation, training, upgrades, etc...) and customer acceptance protocols, including disclosure about the impact of these matters on the timing of revenue.

21. In a supplemental response, tell us how the guidance from EITF 00-21 (multiple element transactions) is considered in your product sales revenue practices.

22. We note on page 4 that some products are sold through independent dealers and agents. Please tell us whether revenue is recognized upon shipment to dealers and agents or upon shipment to third party customers of dealers and agents. If revenue is recognized upon shipment to dealers and agents tell us why that practice is appropriate. The response in support of your policy should be detailed and specific.


-- Accounting for Stock-Based Compensation - Page 22

23. Tell us why you have not presented disclosure about the pro forma compensation impact of employee stock options. While we see that no options were granted in 2004 and 2003, for FAS 123 pro forma purposes, is there continuing amortization of compensation for options granted prior to 2003? Revise or advise.


-- Reporting Segments  - Page 22

24. Expand to clarify how the amounts presented for long-term assets reconcile to the related balance sheet amounts. Please also note that the long-lived asset disclosure under paragraph 38 to SFAS 131 should include only tangible assets. See question 22 to the FASB publication "Segment Information: Guidance on Applying Statement 131."
25. We read on page 3 that you divide your business into three product lines. Expand to provide product line disclosure under paragraph 37 of SFAS 131 or tell us why that disclosure is not applicable.


-- Recent Accounting Pronouncements

26. Tell us why you have not presented disclosure about recent accounting standards. Refer to SAB 11-M. Revise or advise, supplementally and in detail.


Mr. E. J. Elliott
Gencor Industries Inc.
May 13, 2005
Page 7


Note 2, Discontinued Operations - Page 22

27. We see you have not yet disposed of the operations of the food segment discontinued in 2000. We also see the amounts you report in the table of assets and liabilities are the same as in Note 3 in the
10-K for Fiscal 2003. Make more specific disclosure about the components of the current assets, other assets and current liabilities, including disclosure about why current assets and liabilities did not change during 2004. Are the current liabilities past due? Also make disclosure about the nature of the long-term liabilities, including information about due dates and/or maturities.
You should make full disclosure about the plan for and status of the dispositions. Given the extended period, you should also make detailed disclosure about the reasons why the dispositions are not complete.

28. Please expand to clarify how the assets and liabilities listed in table reconcile to the balance sheet which reports Assets Held for Sale of $5,449.

29. Tell us where the "current liabilities" are presented in your balance sheet. Also make clarifying disclosure. If these liabilities have been netted against assets, tell us why the presentation is appropriate under SFAS 146.

30. It is unclear whether this footnote addresses operations held for sale in Brazil, the UK or both. We see, for instance, that the footnote appears to address a food processing machinery business in
Brazil while the amount of property and equipment held for sale appears to be the UK facility identified in Note 1. Please expand to make clear disclosure about the location of the assets and operations held for sale. Also clarify the status of the businesses and facilities.

31. In light of the significance of the assets and liabilities held for disposal, MD&A should also include full disclosure about the discontinued businesses and the status of the disposals, including timing. This disclosure should also address the nature and extent of uncertainties and estimates associated with the dispositions, including those associated with valuations.


Note 5, Other Assets - Page 24

32. We see that Deposits have been $3.2 million since 2000.
Please
make disclosure about the nature of and reasons for these deposits.


Mr. E. J. Elliott
Gencor Industries Inc.
May 13, 2005
Page 8


Note 6, Accrued Expenses - Page 24

33. We see that you report a liability titled "impairment reserve."
Impairment reserves should normally be netted against the associated impaired asset since those reserves do not normally meet the definition of a liability. Please reclassify or provide support for your presentation in GAAP.

34. Please add footnote disclosure about the nature of and reasons for the impairment reserve. Also make disclosure about the bases in
GAAP, including how the reserve is estimated and periodically evaluated.

35. In a supplemental response, explain to us why the accounting for the impairment reserve conforms to GAAP. Tell us what the reserve relates to and how it was measured. Identify the literature under which the reserve was provided and support that you have appropriately applied that guidance.


Note 12  Stock Options - Page 27

36. We see that your option plan permits cashless exercise. Tell us more about the terms of the cashless provisions. Show us that variable plan accounting is not required under FIN 44.


*  *  *  *  *  *  *

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please file your response letter on EDGAR under the label "CORRESP". When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address:
20549-0306.


Mr. E. J. Elliott
Gencor Industries Inc.
May 13, 2005
Page 9

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Jeanne Bennett at (202) 551-3606 or me at
(202)
551-3605, if you have questions regarding our comments. In our absence you may contact Brian R. Cascio, Accounting Branch Chief, at
(202) 551-3676.



      Sincerely,


      Gary R. Todd
								Reviewing Accountant

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